ELLINGTON RESIDENTIAL MORTGAGE REIT
53 Forest Avenue
Old Greenwich, Connecticut 06870

May 6, 2021
VIA EDGAR AND EMAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Ronald (Ron) E. Alper

Ellington Residential Mortgage REIT
Registration Statement on Form S-3 (File No. 333-255515)

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ellington Residential Mortgage REIT (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:00 p.m. on May 10, 2021, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Daniel M. LeBey of Vinson & Elkins LLP at (804) 327-6310.

Very truly yours,

ELLINGTON RESIDENTIAL MORTGAGE REIT

By: /s/ Christopher Smernoff
Name: Christopher Smernoff
Title: Chief Financial Officer